UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: October 29, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated October 29, 2014.
Exhibit 99.2	Press Release dated October 29, 2014, entitled “CNOOC Limited Announces Key Operational Statistics of Q3 2014”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2014 (ended 30 September 2014). The comparative statistics of the Group for the third quarter of 2013 (ended 30 September 2013) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2014 (ended 30 September 2014). The comparative statistics of the Group for the third quarter of 2013 (ended 30 September 2013) are also disclosed in this announcement.

The Company achieved total net production of 103.0 million barrels of oil equivalent (“BOE”) for the third quarter of 2014, roughly flat from the third quarter of 2013. Production from Bohai of offshore China maintained steady growth, while overseas production decreased slightly due to maintenance at the Buzzard oilfield in the U.K. North Sea.

For the third quarter of 2014, the Company made one new discovery and drilled nine successful appraisal wells offshore China. Among them, Jinzhou 23-2 is a mid-to-large sized new discovery with excellent geological condition, and with successful appraisal, Luda 21-2 structure is expected to be developed into a large-sized oil and gas field. In addition, the Company and its partner Shell made a large-sized deepwater gas discovery Leopard offshore Gabon.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 53.57 billion for the third quarter of 2014, representing a decrease of 4.6% year over year (“YoY”), mainly due to the decrease of the average realized oil price. During the period, the Company’s average realized oil price decreased 6.8% YoY to US$98.98 per barrel, mainly due to the lower international oil prices. The Company’s average realized gas price was US$6.61 per thousand cubic feet, representing an increase of 21.7% YoY, mainly due to the price increase with certain customers in China and higher realized gas price overseas.

For the third quarter of 2014, the Company's capital expenditure reached approximately RMB 26.33 billion, representing an increase of 19.6% YoY, mainly attributable to the increase of the development projects and higher costs of deepwater exploration overseas.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2014						2013
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	36.8	12.6	38.9	107.0	38.2	113.3	34.9	9.7	36.5	107.3	33.4	112.8
Western South China Sea	6.8	31.3	12.2	21.8	94.8	38.1	7.3	30.8	12.6	20.0	91.0	35.7
Eastern South China Sea	11.7	10.5	13.4	37.6	33.3	43.1	11.7	14.2	14.0	38.9	40.8	45.7
East China Sea	0.1	2.3	0.5	0.4	7.2	1.6	0.2	3.0	0.7	0.4	8.6	1.9
Subtotal	55.4	56.7	65.0	166.8	173.6	196.2	54.1	57.8	63.8	166.6	173.7	196.1
Overseas
Asia (excluding China)	3.5	13.1	5.9	9.4	37.8	16.3	2.9	13.1	5.3	7.9	35.8	14.4
Oceania	0.4	12.1	2.8	1.1	29.4	6.9	0.5	9.7	2.4	1.2	25.3	6.2
Africa	7.3	--	7.3	20.9	--	20.9	7.8	--	7.8	20.8	--	20.8
North America (excluding Canada)	5.0	10.3	6.7	13.3	28.2	18.0	4.7	11.2	6.6	11.5	29.3	16.4
Canada	4.2	10.5	6.0	12.9	32.9	18.3	3.9	10.4	5.6	9.8	24.8	14.0
South America	2.2	12.6	4.4	6.4	36.6	12.7	2.1	11.9	4.1	6.2	34.9	12.0
Europe	4.5	3.0	5.0	23.0	13.6	25.3	7.6	1.3	7.8	20.7	5.9	21.7
Subtotal	27.2	61.4	38.0	87.1	178.4	118.4	29.5	57.7	39.6	78.1	156.1	105.5
Total	82.6	118.1	103.0	253.9	352.0	314.6	83.5	115.5	103.4	244.7	329.8	301.5

* Including our interest in equity method investees, which is approximately 4.4 mmBOE in Q3 2014 and 4.2 mmBOE in Q3 2013.
 Including Nexen production in Q3 2014 and Q3 2013 were 13.0 mmBOE and 16.1 mmBOE, respectively.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2014		2013		2014		2013
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	49,287	158,110	52,685	156,736	7,999	25,724	8,537	25,202
Natural gas	4,281	12,554	3,451	10,199	695	2,043	559	1,640
Marketing revenue, net	544	1,737	346	1,318	88	283	56	212
Others	943	2,975	869	2,511	153	484	141	404
Total	55,055	175,376	57,351	170,764	8,935	28,534	9,293	27,458

Capital Expenditures
Exploration	5,607	16,888	4,496	12,254	910	2,748	729	1,971
Development	17,496	48,478	12,925	37,823	2,840	7,888	2,095	6,084
Production	2,973	8,410	4,319	9,048	482	1,368	699	1,457
Others	255	622	272	689	41	101	44	111
Total	26,330	74,399	22,012	59,815	4,273	12,105	3,567	9,623

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.1616 has been used for the third quarter of 2014, and an exchange rate of US$1 = RMB6. 1711 has been used for the third quarter of 2013, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 29 October 2014

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Limited Announces Key Operational Statistics of Q3 2014

(Hong Kong, October 29, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its key operational statistics for the third quarter of 2014.

In the third quarter, the Company achieved total net production of 103.0 million barrels of oil equivalent (“BOE”), basically flat year-on-year (YoY). Production growth in Bohai offshore China remained steady, while overseas production fell slightly primarily due to scheduled maintenance at the Buzzard oilfield in the UK North Sea.

During the period, the Company made 1 new discovery and drilled 9 successful appraisal wells in offshore China including the mid-to-large sized discovery Jinzhou 23-2 that has excellent reservoir quality. Following the successful appraisal of Luda 21-2 structure, it is expected to be developed into a large-sized oilfield. In addition, the Company and its partner Shell made a large-sized deepwater gas discovery Leopard offshore Gabon. In the third quarter, Enping 24-2 commenced production while other projects are progressing on schedule.

In the third quarter, the unaudited oil and gas sales revenue of the Company reached approximately RMB53.57 billion, down 4.6% YoY. The Company’s average realized oil price was US$98.98 per barrel, down 6.8% YoY. The Company’s average realized natural gas price was US$6.61 per thousand cubic feet, an increase of 21.7% YoY, mainly due to the Company implementing a price increase on part of the user base in China and the price increase of overseas natural gas.

During the period, the Company’s capital expenditures reached approximately RMB26.33 billion, up 19.6%, mainly due to the increase in the number of development projects and higher exploration costs on overseas deepwater projects.

Mr. Li Fanrong, CEO of the Company commented, “In the third quarter, the

Company made significant exploration progress. The new discovery of Jinzhou 23-2 and successful appraisal of Luda 21-2 will facilitate our future production and reserves growth. Meanwhile, we are confident of meeting our annual major operational goals.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax:+852-2576 1990
E-mail: cathy.zhang@hkstrategies.com